UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on nomination of Board Member by minority shareholder

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Rio de Janeiro, March 8, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the press release disclosed on March 3, 2021, informs that it has received a letter from Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, managed by Banco Clássico S.A., indicating Leonardo Pietro Antonelli for election to the company's Board of Directors, should the multiple vote procedure be adopted, at the General Meeting to be called in due course. Banco Clássico S.A. holds sufficient shareholding interest to include candidates in the Remote Voting Bulletin, pursuant to CVM Instruction 481/2009.

Leonardo Pietro Antonelli is a lawyer, founding partner of Antonelli e Advogados Associados, graduated from Universidade Candido Mendes (UCAM-RJ), holding a postgraduate diploma in Taxation Law from Universidade Estácio de Sá (UNESA-RJ) and a Master's degree in Economic Law from Universidade Candido Mendes (UCAM-RJ). University Professor and Lecturer, he has been a member of many selection committees for careers in the civil service, such as the positions of judge, detective inspector of both the Federal and Civil Police Forces. Appointed as Judicial Administrator of the Rio de Janeiro Court Justice, also acting as a Councillor for the Ordem dos Advogados do Brasil (OAB-RJ), as the head of the Jurisdiction Defence Committee and since 2009 he has chaired the Investment Funds Board of G5 / Evercore. Awarded with the Innovare Prize for the project Justice speaks to those who will hear it (Justiça fala para quem quer ouvir). Author of a number of publications, i.e. “Curso de Direito Tributário Brasileiro” (A Course on Brazilian Tax Law) – Volume III, published in 3 editions by Quartier Latin Press, and its fourth edition by Almedina Press, and “Correção Legislativa da Jurisprudência: Uma análise das emendas constitucionais em matéria tributária”, published by Justiça e Cidadania Press. He took on the position of Head Teacher of the Escola da Magistratura Eleitoral (School of Electoral Law) during the biennials in which integrated the Tribunal Regional Eleitoral do Estado do Rio de Janeiro (Rio de Janeiro State Electoral Regional Court), exercising the position of federal judge, as a jurist appointed by the President of the Republic.

Leonardo Antonelli is currently a member of the Board of Directors, elected in the General Meeting of July 22, 2020.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer